ROPKA LAW, L.L.C.

215 Fries Mill Road

Turnersville, New Jersey 08012

(856) 374-1744

(1-866) 272-8505 (Fax)

November 5, 2019

VIA EDGAR

Anu Dubey, Staff Counsel

U.S. Securities and Exchange Commission
Division of Investment Management

Office of Disclosure and Review

100 F Street N.E.
Washington DC 20549

Re:

Monteagle Funds (“Registrant”)

File Nos. 333-232951; 811-08529

Dear Ms. Dubey:

Kindly accept this letter on behalf of the Monteagle Funds (“Trust”). Set forth below are the comments that you expressed in your telephone conversation with my paralegal on October 29, 2019 regarding the Registrant’s PRE 14A (“Proxy Statement”) filed with the Securities and Exchange Commission (“SEC”) on October 23, 2019, and the responses thereto.  Your comments are set forth in italics and are followed by the Registrant’s responses, which will be reflected in a DEF 14A filing filed hereafter.  We are accompanying with this letter the pages that reflect the changes for your reference.

The Registrant’s responses are as follows:

General

1.

Please include disclosure as required by Item 6 of Schedule 14A by including the number of shares outstanding for each class of voting stock entitled to vote.

Response: The Registrant has revised the disclosure in satisfaction of the staff’s comment.

Shareholder Letter

2.

Please revise the last sentence of the paragraph relating to Proposal IV to clarify that the proxy will not vote on a discretionary basis to adjourn the meeting as that proposal can be voted on by the shareholder on the proxy card. Please make this revision throughout the filing.

Response: The Registrant has revised the disclosure as follows:

Ms. Anu Dubey

November 5, 2019

“In this proposal, the Trust is asking each Fund’s shareholders to authorize the holder of any proxy solicited by the Board to vote in favor of adjourning the Meeting to another time and place for the purpose of soliciting additional proxies, including the solicitation of proxies from Fund shareholders who have previously voted.”

Questions and Answers

3.

In your response to Question #3 and throughout the filing, please disclose whether the New Subadvisory Agreements are identical or substantially similar to the Current Subadvisory Agreements.

Response: The referenced disclosure and other similarly related disclosure throughout the filing, has been revised to state that the New Subadvisory Agreements are substantially similar to the Current Subadvisory Agreements.

4.

In your response to Question #3 and throughout the filing, please disclose with more specificity what the “added clarification on services provided by the Adviser relating to Chief Compliance Officer and compliance related services” includes.

Response: The referenced disclosure has been revised accordingly.

5.

In your response to the second question under the Proposal III subheading, please add disclosure to clarify why there will be no new risks associated with the fundamental investment restriction on borrowing.

Response: The referenced disclosure has been revised accordingly.

Proxy Statement

6.

On page 14, with respect to the paragraph beginning with “If Proposal III is not approved by the shareholders…” please revise the disclosure to state that the Fund’s existing non-fundamental restriction relating to borrowing money will remain in effect.

Response: The Registrant has made the recommended revision.

7.

On page 17, with respect to the paragraph beginning with “The form of the New Management Agreement for each Fund…” please disclose who will now bear the costs of the Chief Compliance Officer and other compliance related services. If Fund costs will increase as a result of the approval of the New Management Agreements, please include a pro-forma fee table consistent with Form N-1A requirements pursuant to Item 22(3)(iv) of Schedule 14A.

Response: The referenced paragraph has been revised accordingly.

Ms. Anu Dubey

November 5, 2019

8.

On page 17 with respect to the first paragraph under the subheading “Comparison of Current Management Agreements and New Management Agreements,” please disclose with more specificity what the revision is that “clarifies the services which relate to the Trust’s Chief Compliance Officer and compliance related services.”

Response: The referenced disclosure has been revised accordingly:

9.

On page 18, with respect to the paragraph beginning with “The New Management Agreement has been revised…” please explain the statement that there will be no change in the associated fees borne by each Fund’s shareholders if each Fund will now be responsible for fees related to the Trust’s Chief Compliance Officer and compliance-related services.

Response: Under the current fee arrangement between the Monteagle Funds and the Adviser, the Chief Compliance Officer and the compliance related services are equally shared by the Trust and the Adviser whereby fifty percent (50%) of the total of these fees is borne by the Trust on behalf of each of its separate series and fifty percent (50%) is borne by the Adviser.  As a result of the change in control of the Adviser, the Chief Compliance Officer and compliance related services of the Adviser will now be paid under a separate employment agreement and the Chief Compliance Officer and compliance related services of the Trust will be paid directly from the Trust under a new Compliance Services Agreement for a fee which is identical to the fifty percent (50%) pro rata share currently being satisfied by the Trust. The terms of the New Management Agreement and the new Trust’s Compliance Services Agreement clarify the current arrangement that the expenses associated with the Trust’s Chief Compliance Officer and compliance-related services will continue to be paid by the Trust for the same fees.  Accordingly, Management anticipates that because the new Compliance Services Agreement will have the same fees which are currently being paid by the Trust, there will be no change in the associated Chief Compliance Officer and compliance-related service fees borne by each Fund’s shareholders in the future.

10.

On page 18, with respect to the paragraph beginning with “The New Management Agreement has been revised…” please explain why “the expense associated with the provision of the Trust’s Chief Compliance Officer and compliance related services will continue to be paid by the Trust on behalf of each of its separate series.” Was the Trust already paying the fees for the Trust’s Chief Compliance Officer and compliance related services?

Response: The referenced disclosure has been revised accordingly.  In addition, the registrant confirms that the Compliance Officer and compliance related of  the benefit of the Trust have been paid by the Trust, accordingly there will be no change to shareholder expense as the Compliance Services will be under a new Compliance Services Agreement having the identical fee to that which is currently being satisfied by the Trust on behalf of its separate series.

11.

With respect to the paragraph entitled “Expenses” on page 18, please explain why fees of the Trust will not be increasing if the Trust will now be responsible for the Chief Compliance Officer and compliance related services for the Trust.

Ms. Anu Dubey

November 5, 2019

Response:  As stated above, the registrant confirms that the Compliance Officer and compliance related of  the benefit of the Trust have been paid by the Trust, accordingly there will be no change to shareholder expense as the Compliance Services will be under a new Compliance Services Agreement having the identical fee to that which is currently being satisfied by the Trust on behalf of its separate series.

12.

Please confirm whether “all fees and expenses paid by the Trust in accordance with any distribution or service plan or agreement related to similar manners” referenced in the last paragraph are expenses that the Adviser will be responsible for under the Management Agreement.

Response: The Registrant confirms that the Adviser will be responsible for all fees and expenses paid by the Trust in accordance with any distribution or service plan or agreement related to similar manners under Section 4, paragraph (d) under each New Management Agreement.

13.

Pursuant to Item 22(c)(1)(iii) of Schedule 14A, please include disclosure of the aggregate dollar amount of the Adviser’s fee during the last fiscal year.

Response: The referenced disclosure has been added accordingly.

14.

Please add disclosure that states that the Fund satisfies the provisions of Section 15f of the Investment Company Act of 1940.

Response: The referenced disclosure has been added accordingly.

15.

Pursuant to Item 22(c)(2) of Schedule 14A, please disclose the name, address and principal occupation of principal executive officers and each director or general partner of the Adviser on page 23.

Response: The referenced disclosure has been added accordingly.

16.

On page 24, please revise the penultimate paragraph to disclose whether the New Subadvisory Agreements are identical or substantially similar to the Current Subadvisory Agreements.

Response: The referenced disclosure has been added accordingly.

17.

Section 17(i) of the Investment Company Act of 1940 does not permit any advisory agreement to contain any provision which protects the advisor against any liability to the fund or its shareholders due to willful misfeasance, bad faith or gross negligence in the performance of duties or because of reckless disregard of obligations and duties under the contract. Accordingly, please revise the Subadvisory Agreements in accordance with this Section and the paragraph entitled “Liability of the Subadviser” on page 26 of the Proxy Statement.

Ms. Anu Dubey

November 5, 2019

Response: The registrant has revised to disclosure to more accurately reflect the terms of the Subadvisory Agreement which terms are in compliance with Section 17(i).

18.

Consider revising the subheading “Proposed Revision” to “Proposed Fundamental Policy” on page 30.

Response: The Registrant has revised the disclosure in satisfaction of the staff’s comment.

Additional Information

19.

Given that The Texas Fund has multiple share classes, please clarify which class of shares of The Texas Fund is referenced in the table beginning on page 33.

Response: The Registrant confirms that the Texas Fund has only one (1) Class of shares which are active, however, the registrant has revised the disclosure in satisfaction of the staff’s comment.

Thank you for your kind attention to the matter.  Should you have any questions, please contact me.

Sincerely,

/s/ C. Richard Ropka

C. Richard Ropka, Esq.

CRR/ab

cc: client

Encl(s).